E-6

SEC 19008341 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69229

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Epic Capital Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1951 NW 19th Street
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison Brown Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name*)

1450 Brickell Ave. (Address) Miami (City) Florida (State) 33131 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas Nilsson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Epic Capital Securities Corp as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

NIL KAVAK
Notary Public, State of Florida
Commission# GG 256126
My comm. expires Oct. 3, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Index
December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Epic Capital Securities Corp

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Epic Capital Securities Corp (the "Company"), (A Wholly-Owned Subsidiary of Technology at Work Holdings Inc.) as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Epic Capital Securities Corp as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Epic Capital Securities Corp's management. Our responsibility is to express an opinion on Epic Capital Securities Corp's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Epic Capital Securities Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Epic Capital Securities Corp's financial statements. The supplemental information is the responsibility of Epic Capital Securities Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Epic Capital Securities Corp's auditor since 2014.

Miami, Florida
February 27, 2019

Epic Capital Securities Corp
(A Wholly- Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	64,139
Deposit with clearing organization		253,968
Receivable from clearing organization		59,370
Securities owned, at market value		553,726
Prepaid expenses		15,040
Furniture and equipment, net		13,663
Other assets		8,398
TOTAL ASSETS	**$**	**968,304**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable, accrued expenses and other liabilities	$	41,504
Commissions payable		81,159
TOTAL LIABILITIES		122,663
COMMITMENTS AND CONTINGENCIES (NOTE3)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		649,000
Retained earnings		196,541
TOTAL STOCKHOLDER'S EQUITY		845,641
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**968,304**

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Operations
For the Year Ended December 31, 2018

REVENUES:	
Commissions income	782,975
Riskless principal income	1,348,975
Mutual fund income	206,385
12b1 fees	780,155
Interest Income	84,266
Other income	265,214
NET REVENUES	3,467,970
EXPENSES:	
Compensation and related expenses	2,543,871
Floor brokerage, exchange and clearance fees	250,420
Occupancy	117,561
Market data	58,730
Communications	90,320
Regulatory fees	13,391
Depreciation expense	5,543
Professional fees	153,578
Travel and entertainment	17,986
Other operating expenses	49,542
TOTAL EXPENSES	3,300,942
Net income before taxes	167,028
Income tax expense	41,713
NET INCOME	$ **125,315**

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, January 1, 2018	$ 100	$ 649,000	$ 71,226	$ 720,326
Net income	-	-	125,315	125,315
Balances, December 31, 2018	**$ 100**	**$ 649,000**	**$ 196,541**	**$ 845,641**

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 125,315
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	5,543
Changes in operating assets and liabilities:	
Receivable from clearing organization	132,353
Deposit from clearing organization	(3,515)
Securities owned, at market value	(234,367)
Prepaid expenses	(2,550)
Other assets	1,360
Commissions payable	(64,852)
Accounts payable, accrued expenses and other liabilities	(2,533)
TOTAL ADJUSTMENTS	(168,561)
NET CASH USED IN OPERATING ACTIVITIES	(43,246)
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(5,500)
NET DECREASE IN CASH	(48,746)
CASH AT BEGINNING OF YEAR	112,885
CASH AT END OF YEAR	**$ 64,139**
SUPPEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for income taxes	**$ 47,382**

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

Epic Capital Securities Corp. (the "Company") is a Florida corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for membership on August 19, 2014. The Company is wholly owned by Technology at Work Holdings Inc. (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers. The Company does not maintain customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes. For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Agreements

The Company has a clearing agreement with Pershing, LLC to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The agreement between the Company and the clearing broker require that the Company maintain a collateral deposit of $250,000. The collateral deposit at December 31, 2018 is $253,968. At December 31, 2018, the amount due from clearing organization totaled $59,370.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2018 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company primarily acts in a principal capacity, buying and selling securities on a riskless principal basis with customers and other dealers. Such securities transactions and the related riskless principal trading, commissions, brokerage fees revenues, and expenses are recorded on a trade date basis. Revenue earned from mutual funds is recognized as earned and is reflected in mutual fund income. Revenue earned from 12b1 fees is recognized as earned and is reflected in 12b1 fees.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with Generally Accepted Accounting Principles ("GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned, at Fair Value

Securities owned which consist of United States treasury bills and Money market funds are valued at market.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not the benefits will not be realized.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other expense, respectively.

Recently Adopted Accounting Pronouncements

Revenue From Contracts With Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued an Accounting Standard Update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from GAAP. The core principle of the revenue recognition standard is to require an entity to recognize revenue as the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU standard was adopted by the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company adopted the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. We adopted the new standard effective January 1, 2018, using the modified retrospective approach.

Leases
In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. The effects on the results of operations will not be significant.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2019, which is the date the financial statements were issued and determined there were no items to disclose.

3. COMMITMENTS AND CONTINGENCIES

Leases

Effective December 2015, the Company renewed its existing lease agreement for new office space in Boca Raton, Florida, thru April 2025. Effective September 1, 2018, the Company entered into a one year lease agreement for office space in Miami, Florida. Effective March 1, 2018, the Company entered into a one year lease agreement for office space in Uruguay. The Company has security deposits of $8,149 with the landlords. The deposit is reflected within other assets in the accompanying statement of financial condition. For the year ended December 31, 2018, occupancy expenses amounted to $117,561.

Future minimum rental payments required under the leases are approximately as follows:

Year ending December 31,		
2019	$	50,013
2020		51,513
2021		53,058
2022		54,650
2023		56,290
2024		57,978
2025		19,516
	$	343,018

3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

4. INCOME TAXES

The Company recorded income tax expense of $41,713 for the year ended December 31, 2018.

The actual income tax expense for 2018 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 21% to net income) as follows:

	2018	Effective Tax Rate
Current:		
Federal tax at statutory rate	$ 35,076	21.0%
State income taxes, net of federal tax benefit	6,437	3.9
Other, net	200	0.1
Total	$ 41,713	25.0%

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or Florida examinations by tax authorities for years before 2015.

For the year ended December 31, 2018, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $803,454 which was $553,454 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1 as of December 31, 2018.

6. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 5 years. As of December 31, 2018, furniture and equipment amounted to $29,090 and the related accumulated depreciation was $15,427. Repairs and maintenance are expensed as incurred.

7. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2018:

	Active Markets for Indentical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31,2018
Assets (at fair value)				
Investments in securities				
United States treasury bills	$ 499,815	$ -	$ -	$ 499,815
Money market mutual funds	$ 53,911	$ -	$ -	$ 53,911
Total investments in securities	$ 553,726	$ -	$ -	$ 553,726

The fair value of United States treasury bills and Money market mutual funds is estimated using recently executed transactions, market price quotations (where observable) and bond spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. Treasury bills and Money market funds included in Levels 1 of the fair value hierarchy are traded in a highly liquid market.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company may enter into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. RELATED PARTY TRANSACTIONS

On March 1, 2016, the Company entered into an expense sharing agreement, subsequently amended August 1, 2018 with its affiliate. For the year ended December 31, 2018, the agreement resulted in reimbursement of expenses from the affiliate of $113,779 for certain operating expenses. These amounts are reflected within the applicable expense category in the accompanying statement of operations.

10. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Supplemental Schedules

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of
Technology At Work Holdings Inc.)
Schedule I- Computation of Net Capital Under Rule 15c3-1 Of the
Securities and Exchange Commission As Of
December 31, 2018

CREDITS:	
Stockholder's equity	$ 845,641
DEBITS:	
Prepaid expenses	15,040
Furniture and equipment, net	13,663
Other assets	8,398
Excees clearing deposit	3,968
Other deductions and charges	1,118
TOTAL DEBITS	42,187
NET CAPITAL	803,454
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $122,663 OR $250,000, WHICHEVER IS GREATER	250,000
EXCESS NET CAPITAL	**$ 553,454**
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses and other liabilities	41,504
Commissions payable	81,159
TOTAL AGGREGATE INDEBTEDNESS	**$ 122,663**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.15 to 1**

SCHEDULE II - Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to the Company's Corresponding Unaudited Form X-17a-5, Part II Filing

There are no material differences between the preceding computation and the Company's unaudited Part II of Form X-17A-5 as of December 31, 2018.

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Epic Capital Securities Corp

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Epic Capital Securities Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which Epic Capital Securities Corp claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Epic Capital Securities Corp stated that Epic Capital Securities Corp met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. Epic Capital Securities Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Epic Capital Securities Corp's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2019

EPIC

Epic Capital Securities Corp.

Exemption Report

We as members of management of Epic Capital Securities Corp. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January1, 2018 to December 31, 2018 without exception.

Epic Capital Securities Corp.

I, Thomas Nilsson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CCO

Date: February 27, 2019

1951 NW 19th Street Suite 203. Boca Raton FL 33431
Phone: (561) 829 2173

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

None: the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.